Accelerate Diagnostics, Inc.

3950 South Country Club Road, Suite 470

Tucson, Arizona 85714

July 10, 2013

VIA EDGAR

Louis Rambo

Daniel Morris

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 2, 2013
File No. 333-189065

Dear Mr. Rambo and Mr. Morris:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated July 10, 2013 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Prospectus Cover Page

1.	Please reconcile your disclosure that the rights offering period may not be extended with the last paragraph of the second page of exhibit 99.1.

Response

Previously on the date of this response letter, Accelerate filed with the Commission Amendment No. 2 to its Registration Statement on Form S-3 (File No. 333-189065) (the “Second Amendment”). In direct response to the Staff’s comment, the Second Amendment contains a corrected version of Exhibit 99.1, which no longer includes a reference to the possibility of an extension of the rights offering period. Another stray reference to the possibility of an extension formerly included in the first full paragraph of Exhibit 99.1 was also corrected in the Second Amendment. The Company is confident that all references to the possibility of an extension of the rights offering period have now been deleted from the filing.

Louis Rambo

Daniel Morris

United States Securities and Exchange Commission
Division of Corporation Finance
July 10, 2013

The only other substantive change in the Second Amendment was a revision to the expiration date of the rights offering—from July 29, 2013 to August 7, 2013—to allow sufficient time for the Company to conduct the rights offering after the filing is declared effective by the Commission (e.g., filing the final Prospectus, printing, mailing, rights offering period, etc.). As noted in the Second Amendment, the Company now anticipates that the rights offering materials will be distributed to our stockholders (as of the July 8, 2013 record date) on or about July 18, 2013.

*****

Accelerate is very anxious to proceed with the rights offering and appreciates the Staff’s prompt attention to reviewing the Second Amendment. If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc.